Exhibit 8.1

List of Principal Combined Entities

Combined entities	Jurisdiction	Short Name
Central Costanera S.A.	Argentina	Costanera
Edegel S.A.A.	Peru	Edegel
Emgesa S.A. E.S.P.	Colombia	Emgesa
Hidroeléctrica El Chocón S.A.	Argentina	El Chocón